Exhibit 99.1

STARTEK Reports Third Quarter 2015 Results

GREENWOOD VILLAGE, CO - November 3, 2015 - StarTek, Inc. ("STARTEK") (NYSE:SRT), a provider of business process outsourcing services, has reported financial results for the third quarter ended September 30, 2015.

Third Quarter 2015 Highlights

•	Total revenue increased 18% to $72.8 million versus the year-ago quarter

•	Revenue from verticals excluding telecommunications/cable and media increased 272% to $20.5 million versus the year-ago quarter

•	Signed four new clients, including two healthcare, and expanded one existing client program for a combined annual contract value of $20 million

•	Continued integration of ACCENT resulted in approximately $7.5 million of annualized cost savings, exceeding the company’s original cost synergy target

Management Commentary
“Sales execution improved during the third quarter, resulting in four new client wins,” noted Chad Carlson, CEO of STARTEK. “The combination of a decline in large client volumes, investments in newly added capacity, and the non-recurring costs associated with the ACCENT acquisition led to a significant reduction in margins this quarter. However, large client volumes have now stabilized. With new revenue being added and incremental synergies realized from ACCENT, combined with further cost reductions and efficiency gains, we plan to meaningfully improve financial results in the near term.

“Having added ACCENT’s capabilities to the STARTEK Advantage System, we now have more services to aid clients with their customer engagement strategy and delivery. This, combined with strong execution, will enable us to continue winning new business and grow revenue. We now have the most client, vertical and revenue diversification in the company’s history. In fact, three of the new client wins during the quarter were in the healthcare and retail verticals. This diversification was further demonstrated by healthcare-related revenues, which more than doubled in the third quarter compared to the year-ago period.”

“We recently made the decision to close the Kansas City location as it was not meeting our profit requirements,” Carlson continued. “We have worked closely with these clients and will retain all revenue generated from this facility, saving approximately $0.3 million per quarter in overhead. We are actively working to further reduce inefficient capacity where practical to improve asset utilization and reduce operating expenses.

“As we close out the year and look ahead to 2016, we will continue to win new business, streamline the footprint and improve efficiencies to expand margins. Client performance metrics remain strong, and with value-add solutions for the marketplace, our objective is to grow revenue at a double-digit rate. We are also aggressively targeting more cost reductions and efficiencies to reach the objective of profitability and positive free cash flow.”

Third Quarter 2015 Financial Results
Total revenue in the third quarter of 2015 increased 18% to $72.8 million from $61.4 million in the third quarter of 2014. This was largely due to contribution from ACCENT, which was acquired on June 1, 2015, as well as new client wins and growth from existing clients. The increase in revenue was partially offset by a decrease in volumes from several large clients, whose volumes have since stabilized.

Gross margin in the third quarter of 2015 was 4.3% compared to 14.7% in the year-ago quarter. The decrease was due to the aforementioned lower client volumes and incremental costs from added seat capacity in late 2014 and early 2015. This was partially offset by the positive margin impact of new client wins in higher-margin verticals and the closing of the Jonesboro, Heredia and Enid sites over the last year.

Selling, general and administrative (SG&A) expenses were $9.3 million in the third quarter of 2015 compared to $7.5 million in the year-ago quarter, with the increase largely attributable to the ACCENT integration. As a percentage of revenue, SG&A was 12.8% compared to 12.2% in the year-ago quarter. The company plans for SG&A in the fourth quarter of 2015 to be much lower as STARTEK combines synergies obtained with other cost reductions completed and planned through the end of the year.

Adjusted EBITDA in the third quarter was $(2.2) million compared to $5.0 million in the year-ago quarter. The decline was due to the aforementioned lower client volumes and incremental costs from new sites and SG&A, partially offset by new client wins and contribution from ACCENT.

At September 30, 2015, the company’s cash position was $0.8 million compared to $5.3 million at December 31, 2014, with a balance outstanding of $28.4 million on its $50 million credit facility.

Conference Call and Webcast Details
STARTEK will hold a conference call today at 5:00 p.m. Eastern time to discuss its third quarter 2015 results. Management will host the conference call, followed by a question and answer period.

Date: Tuesday, November 3, 2015
Time: 5:00 p.m. Eastern time (3:00 p.m. Mountain time)
Toll-free dial-in number: 1-877-703-6102
International dial-in number: 1-857-244-7301
Conference ID: 91452116

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact Liolios at 1-949-574-3860.

The conference call will be broadcast live and available for replay via the investor relations section of the STARTEK website. A replay of the conference call will be available after 9:00 p.m. Eastern time on the same day through November 10, 2015.

Toll-free replay number: 1-888-286-8010
International replay number: 1-617-801-6888
Replay ID: 89035427

About STARTEK
STARTEK strives to be the most trusted BPO service provider delivering comprehensive contact center and customer engagement solutions. Our employees, whom we call Brand Warriors, are enabled and empowered to promote and protect our client’s brand. For over 25 years, these Brand Warriors have been committed to making a positive impact for our clients’ business results, enhancing the customer experience while reducing costs for our clients. With the latest technology in the BPO industry and our STARTEK Advantage System, our Brand Warriors instill customer loyalty through a variety of multi-channel customer interactions, including voice, chat, email and IVR. Our service offerings include sales support, order processing, customer care and receivables management and customer analytics. For more information, please visit www.STARTEK.com.

Forward-Looking Statements
The matters regarding the future discussed in this news release include forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are intended to be identified in this document by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “objective,” “outlook,” “plan,” “project,” “possible,” “potential,” “should” and similar expressions. As described below, such statements are subject to a number of risks and uncertainties that could cause STARTEK's actual results to differ materially from those expressed or implied by any such forward-looking statements. These factors include, but are not limited to, risks relating to our reliance on a limited number of significant customers, lack of minimum purchase requirements in our contracts, the concentration of our business in the communications industry, lack of wide geographic diversity, maximization of capacity utilization, foreign currency exchange risk, risks inherent in the operation of business outside of the United States, ability to hire and retain qualified employees, increases in labor costs, management turnover and retention of key personnel, trends affecting companies’ decisions to outsource non-core services, reliance on technology and computer systems, including investment in and development of new and enhanced technology, increases in the cost of telephone and data services, unauthorized disclosure of confidential client or client customer information or personally identifiable information, compliance with regulations governing protected health information, our ability to acquire and integrate complementary businesses, compliance with our debt covenants, ability of our largest stockholder to affect decisions and stock price volatility. In addition, factors related to our acquisition of ACCENT that may cause actual results to differ include our ability to integrate the organizations to recognize expected financial benefits and synergies and our ability to retain employees and customers of the acquired business. Readers are encouraged to review Item 1A. - Risk Factors and all other disclosures appearing in the Company's Form 10-K for the year ended December 31, 2014 and the Company's Form 10-Q for the quarter ended September 30, 2015 filed with the Securities and Exchange Commission, for further information on risks and uncertainties that could affect STARTEK's business, financial condition and results of operation.

Investor Relations
Liolios
Cody Slach or Sean Mansouri
949-574-3860
investor@startek.com

STARTEK, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Revenue	$72,756	$61,438	$199,874	$185,901
Cost of services	69,597	52,393	185,284	162,946
Gross profit	3,159	9,045	14,590	22,955
Selling, general and administrative expenses	9,335	7,503	25,981	23,052
Restructuring charges	889	1,262	3,231	3,504
Operating loss	(7,065)	280	(14,622)	(3,601)
Interest and other income (expense), net	(421)	362	(758)	216
Loss before income taxes	(7,486)	642	(15,380)	(3,385)
Income tax expense	219	728	569	482
Net loss	$(7,705)	$(86)	$(15,949)	$(3,867)

Net loss per common share - basic and diluted	(0.49)	(0.01)	(1.03)	(0.25)

Weighted average shares outstanding - basic and diluted	15,569	15,400	15,504	15,389

STARTEK, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)
(Unaudited)

	September 30, 2015	December 31, 2014
ASSETS
Current assets:
Cash and cash equivalents	$814	$5,306
Trade accounts receivable, net	51,537	46,103
Other current assets	5,204	3,099
Total current assets	57,555	54,508
Property, plant and equipment, net	33,706	28,180
Other assets	21,483	11,105
Total assets	$112,744	$93,793
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities	$60,615	$31,672
Other liabilities	11,187	7,440
Total liabilities	71,802	39,112
Total stockholders’ equity	40,942	54,681
Total liabilities and stockholders' equity	$112,744	$93,793

STARTEK, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Operating Activities
Net loss	$(7,705)	$(86)	$(15,949)	$(3,867)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	3,515	2,659	9,803	7,629
Gains on disposal of assets	(2)	(7)	(509)	(182)
Gain on dissolution of subsidiary	—	(413)	—	(413)
Share-based compensation expense	463	343	1,376	1,207
Amortization of deferred gain on sale leaseback transaction	(54)	(85)	(168)	(214)
Changes in operating assets & liabilities and other, net	391	(983)	2,077	(1,205)
Net cash (used in) provided by operating activities	(3,392)	1,428	(3,370)	2,955
Investing Activities
Proceeds from note receivable	—	162	—	481
Purchases of property, plant and equipment	(1,291)	(2,737)	(6,500)	(9,562)
Proceeds from sale of assets	—	425	982	1,064
Cash paid for acquisition of business	—	—	(18,326)	—
Cash paid for prior period acquisitions of businesses	(149)	(203)	(583)	(603)
Net cash used in investing activities	(1,440)	(2,353)	(24,427)	(8,620)
Financing Activities
Other financing, net	(1,006)	1,423	22,963	1,442
Net cash (used in) provided by financing activities	(1,006)	1,423	22,963	1,442
Effect of exchange rate changes on cash	258	17	342	(214)
Net (decrease) increase in cash and cash equivalents	(5,580)	515	(4,492)	(4,437)
Cash and cash equivalents at beginning of period	$6,394	$6,037	$5,306	$10,989
Cash and cash equivalents at end of period	$814	$6,552	$814	$6,552

STARTEK, INC. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP MEASURES
(In thousands)
(Unaudited)

This press release may contain certain non-GAAP financial measures including, 1) Adjusted EBITDA and 2) operating (income) loss or net income (loss) before impairment losses and restructuring charges. Reconciliations of these non-GAAP measures to their comparable GAAP measures are included in this press release or below. This non-GAAP information should not be construed as an alternative to the reported results determined in accordance with GAAP. It is provided solely to assist in an investor’s understanding of these items on the comparability of the Company’s operations.

The Company defines non-GAAP Adjusted EBITDA as net income (loss) plus income tax expense (benefit), interest expense (income), impairment losses and restructuring charges, depreciation and amortization expense, (gains) losses on disposal of assets and share-based compensation expense. Management uses Adjusted EBITDA as a performance measure to analyze the performance of our business. Management believes that excluding these non-cash and other non-recurring items helps investors and analysts assess the strength and performance of our ongoing operations.

Management believes that the measures that exclude impairment losses and restructuring charges or other non-recurring items permit a more meaningful comparison and understanding of our operating performance for the current, past or future periods.

Adjusted EBITDA:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Net loss	$(7,705)	$(86)	$(15,949)	$(3,867)
Income tax expense	219	728	569	482
Interest expense (income), net	375	136	1,303	434
Restructuring charges	889	1,262	3,231	3,504
Depreciation and amortization expense	3,515	2,659	9,803	7,629
Gains on disposal of assets	(2)	(7)	(509)	(182)
Share-based compensation expense	463	343	1,376	1,207
Adjusted EBITDA	$(2,246)	$5,035	$(176)	$9,207

Operating Income (Loss) before Restructuring Charges:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Operating (loss) income	$(7,065)	$280	$(14,622)	$(3,601)
Restructuring charges	889	1,262	3,231	3,504
Operating (loss) income before restructuring charges	$(6,176)	$1,542	$(11,391)	$(97)